As filed with the Securities and Exchange Commission on March 18, 2002.
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                  SCHEDULE TO
  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                             Exchange Act of 1934
                               (Amendment No. 1)
                               ----------------
                          THE ASIA TIGERS FUND, INC.
                      (Name of Subject Company (issuer))

                          THE ASIA TIGERS FUND, INC.
                       (Name of Filing Person (offeror))

                                 COMMON STOCK,
                          $0.001 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   04516T105
                     (CUSIP Number of Class of Securities)

                      Barbara Pires, Assistant Secretary
                          The Asia Tigers Fund, Inc.
                           CIBC World Markets Corp.
                               622 Third Avenue
                           New York, New York 10017
                                (212) 667-4711
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copy to:
                             Cynthia Cobden, ESQ.
                          SIMPSON THACHER & BARTLETT
                             425 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10017
                                (212) 455-2000
                               ----------------

                           CALCULATION OF FILING FEE

===============================================================================
         TRANSACTION VALUATION                        AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
          $39,858,117(a)                                   $3,666.95(b)
===============================================================================
(a) Calculated as the aggregate maximum purchase price to be paid for 4,860,746 shares in the offer, based upon a price of $8.20 (95% of the net asset value per share of $8.63 on February 8, 2002).
(b)  Calculated at $92 per $1,000,000 of the Transaction Valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:     $3,666.95     Filing Party:   The Asia Tigers
                                                                 Fund, Inc.
     Form or Registration No.:   Schedule TO   Date Filed:     February 15, 2002

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

     [ ]  third party tender offer subject    [ ]  going-private transaction
          to Rule 14d-1                            subject to Rule 13e-3
     [X]  issuer tender offer subject         [ ]  amendment to Schedule 13D
          to Rule 13e-4                            under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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                            Introductory Statement


         This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 15, 2002 by The Asia Tigers Fund, Inc., a Maryland corporation (the "Fund"), relating to an offer to purchase for cash up to 25% of its outstanding shares, or 4,860,746 of the Fund's issued and outstanding shares of Common Stock, par value $0.001 per share, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.



Item 12.  Exhibits

The following material is hereby filed as an additional exhibit to the Fund's Schedule TO

Exhibit No.           Description
----------            -----------

(a)(5)(i)             Text of press release dated and issued on March 18, 2002.



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                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          THE ASIA TIGERS FUND, INC.



                                          By: /s/ Bryan McKigney
                                              -------------------------------
                                              Name:   Bryan McKigney
                                              Title:  President and Secretary


Dated:  March 18, 2002

                                 Exhibit Index

Exhibit No.           Exhibit Description                Exhibit No. in Filing
----------            -------------------                ---------------------

(a)(5)(i)             Text from press release            99(a)(5)(i)
                      dated and issued on March
                      18, 2002